SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 8-B

                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS

                  FILED PURSUANT TO SECTION 12(B) OR (G) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                      OLYMPIC CASCADE FINANCIAL CORPORATION

             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                Delaware                               Applied For

  -------------------------------------
(State of Incorporation or Organization)  (I.R.S. Employer Identification No.)

     1001 Fourth Avenue, Suite 2200

           Seattle, Washington                            98154

  -------------------------------------    -----------------------------------
(Address of principal Executive Offices)               (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                    Name of Each Exchange on Which
        to be so Registered                    Each Class is to be Registered

               None                                         None
-----------------------------------         -----------------------------------


        Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, $.02 par value
     -----------------------------------------------------------------------
                                (Title of Class)


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Item 1.           General Information.

                  (a) Olympic Cascade Financial Corporation ("Registrant") was incorporated in the State of Delaware on September 27, 1996.

                  (b) Registrant's fiscal year ends on the last Friday of September of each year.

Item 2.           Transaction of Succession.

                  (a) National Securities Corporation is the predecessor entity which had securities registered pursuant to Section 12(g) of the Act at the time of succcession.

                  (b) Registrant, a newly formed, wholly-owned subsidiary of National Securities Corporation ("National Securities"), was organized under the laws of the State of Delaware specifically for the purpose of becoming the new parent holding company of National Securities (the "Reorganization"). Registrant has newly formed a wholly-owned subsidiary, MergerSub, Inc. ("MergerSub"), specifically to effect the Reorganization. In exchange for shares of MergerSub Common Stock, Registrant will transfer to MergerSub the numbers of shares of Registrant Common Stock equal to the number of shares of National Securities Common Stock issued and outstanding or held in treasury of National Securities. Each share of National Securities Common Stock issued and outstanding or held in treasury prior to the Reorganization will be exchanged for Registrant Common Stock, respectively, upon the merger of MergerSub into National Securities. Each share of Registrant Common Stock owned by National Securities prior to the Reorganization will be automatically cancelled and retired. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Reorganization will be automatically converted into one share of National Securities Common Stock. As a result of the transactions described above, Registrant will in effect replace National Securities as the publicly held corporation, and each shareholder of National Securities immediately before the Reorganization will own, immediately after the Reorganization, the same number of shares of the same class of Registrant Common Stock as such shareholder owned of National Securities Common Stock immediately before the Reorganization.

Item 3.           Securities to be Registered.

                  (1) Registrant is presently authorized to issue 10,000,000 shares of Common Stock, $0.02 par value.

                  (2) 100 shares of Registrant's Common Stock were issued and outstanding and held by National Securities at October 31, 1996. Registrant expects approximately 845,248 shares of its Common Stock to be issued and outstanding immediately after the Reorganization.

                  (3) No shares of Registrant's Common Stock presently issued are held by or for the account of Registrant.


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Item 4.           Description of Registrant's Securities to be Registered.

                  The description of the Common Stock of Registrant to be registered hereunder is set forth under the heading "Description of Olympic Capital Stock" in Registrant's Form S-4 Registration Statement, as amended (Registration No. 333-12907) (the "Registration Statement"), filed by Registrant with the Securities and Exchange Commission, which description is incorporated herein by reference.

Item 5.           Financial Statements and Exhibits.

                  (a)      Financial Statements.

                           Not applicable.

                  (b)      Exhibits.

                           1. Registrant's Proxy Statement/Prospectus (the
"Proxy Statement/Prospectus") (including Appendix A to the Proxy
Statement/Prospectus, "Form of Agreement and Plan of Merger" among Registrant, MergerSub, and National Securities) is contained within the Registration Statement and is incorporated herein by reference.

                           2. Form of Certificate of Incorporation of Registrant
is set forth as Appendix B to the Proxy Statement/Prospectus and is incorporated herein by reference.

                           3. Form of By-Laws of Registrant is set forth as
Exhibit 3.2 to the Registration Statement and is incorporated herein by reference.

                           4. Form of Articles of Incorporation of MergerSub is
set forth as Exhibit 3.3 to the Registration Statement and is incorporated herein by reference.

                           5. Form of By-Laws of MergerSub is set forth as
Exhibit 3.4 to the Registration Statement and is incorporated herein by reference.


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                  Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 3, 1997              OLYMPIC CASCADE FINANCIAL CORPORATION




                                    By:     /s/ Mark Roth
                                       ---------------------------------
                                            Mark Roth
                                            General Counsel


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